Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of December 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: December 3  2007

On December 3, 2007, the Registrant issued a press release in Greece announcing the commencement of an offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “offer”).

An English language version of this press release, the content of which has been approved by the Hellenic Capital Markets Commission (the “HCMC”), is attached as Exhibit 99.1 hereto.

As noted in the press release, Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant is extending the offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.  The Registrant previously announced its intent to commence the offer in a press release to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K dated November 9, 2007.

The HCMC has approved a definitive Information Circular relating to the offer (the “IC”).  The Registrant expects to commence distribution of the IC on December 10, 2007, at which time the offer will commence under Greek law.  At such time, the Registrant will furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K an English language version of the IC, which will constitute commencement of the offer in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 3, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer

ANNOUNCEMENT

APPROVAL OF THE TENDER OFFER INFORMATION CIRCULAR – DESIGNATION OF ACCEPTANCE PERIOD

GENERAL

1.

On 29 November, 2007, the Board of Directors of the Hellenic Capital Market Commission (the “CMC”) approved the information circular (the “Information Circular”) of the Greek société anonyme under the corporate name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” (the “Offeror”), relating to the voluntary tender offer that the Offeror has submitted on 9 November 2007 (the “Tender Offer” and the “Date of the Tender Offer”, respectively), in accordance with the provisions of Law 3461/2006 (the “Law”), to acquire all common registered shares of the société anonyme under the name “COSMOTE - MOBILE TELECOMMUNICATIONS S.A.”, (the “Company”), each having a nominal value of €0.47 (the “Shares”). The Shares are listed and traded on the “Big Capitalisation Category” of the “Securities Market” of the Athens Exchange (the “ATHEX”) and are also listed and traded on the London Stock Exchange (“LSE”) in the form of Global Depositary Receipts (“GDRs”).

2.

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, representing approximately 67.83% of the Company’s share capital and voting rights. Therefore, as at the Date of the Tender Offer, the Shares to which the Tender Offer related (the “Tender Offer Shares”) amounted to 107,695,259 Shares, representing approximately 32.17% of the Company’s share capital and voting rights, plus up to 1,165,070 new Shares, which correspond to an equal number of stock options to acquire shares in the Company, to the extent that such new Shares are issued and admitted to trading on the ATHEX until the end of the Acceptance Period (as defined below).

3.

It is noted that, from the Date of the Tender Offer until 30 November 2007, the Offeror acquired in aggregate 73,983,976 Shares, representing approximately 22.10% of the Company’s share capital and voting rights. Consequently, as at 30 November 2007, the Offeror held directly 299,294,270 Shares and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 301,070,917 Shares, representing approximately 89.93% of the Company’s share capital and voting rights.

4.

The consideration that the Offeror offers per Tender Offer Share which will be validly tendered is €26.25 in cash (the “Offer Price”). As at the Date of the Tender Offer, the Offer Price was higher by:

•

12.5% from the average stock market price of the last quarter,

•

13.8% from the average stock market price of the last semester,

•

14.4% from the average stock market price of the last nine-month period,

•

15.2% from the average stock market price of the last year.

The Offeror will also assume the 0.08% clearance duties in favor of the Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry (“HELEX”), which would otherwise be payable by the Company’s shareholders who validly accept the Tender Offer (the “Accepting Shareholders”) in connection with the registration of the off-exchange transfer of the tendered Shares to the Offeror, pursuant to Article 41 of the Dematerialized Securities Stock Exchange Transactions Clearing and Settlement Regulation and Article 7, paragraph 3 of the decision 153/18.12.2006 of the Board of Directors of HELEX. Therefore, Accepting Shareholders will receive the Offer Price free from such duties.

5.

Merrill Lynch International Bank Limited, London Branch has certified that the Offeror has the necessary wherewithal to pay the Offer Price and the above duties. However, Merrill Lynch International Bank Limited, London Branch provides no guarantee, within the meaning of article 847 of the Greek Civil Code, for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer.

6.

If, following the end of the Acceptance Period, the Offeror holds, directly and indirectly, Shares representing:

(a)

less than 90% of the total voting rights in the Company, the Offeror intends to absorb the Company.

(b)

at least 90% of the total voting rights of the Company, the Offeror (i) will exercise the right to require the transfer to it of all remaining Shares at a price per Share equal to the Offer Price, in accordance to article 27 of the Law (“Squeeze Out Right”), and (ii) has the obligation to acquire through transactions on the ATHEX all the Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price, in accordance with article 28 of the Law (“Sell-out Right).

Subsequently, the Offeror will convene a general meeting of the Company’s shareholders with the item of the agenda being the delisting of the Shares from the ATHEX. Similarly, the Offeror shall seek the delisting of the GDRs from the LSE. Finally, in the event that the Offeror acquires 100% of the Shares, it intends not to change the corporate status of the Company.

ACCEPTANCE PERIOD – PROCESS

7.

The period during which the Accepting Shareholders may accept the Tender Offer by submitting a relevant written declaration of acceptance (the “Declaration of Acceptance”) at any branch of National Bank of Greece S.A. (the “National Bank”) in Greece, starts on Tuesday, 4 December 2007, at 8.00 am (Greek time) and ends on Tuesday, 29 January 2008, at 14:30 pm (Greek time) (the “Acceptance Period”).

8.

The process to accept the Tender Offer, which is described in detail in section 4 of the Information Circular, comprises two stages:

(a)

The Accepting Shareholders must first contact the initial Operator (as defined in the “Operating Regulation of the Dematerialised Securities System” (the “DSS Regulation”, and “DSS”, accordingly)) of the Shares they hold and instruct it (i.e. the Operator) to move the number of Shares they wish to tender in order to accept the Tender Offer (the “Tendered Shares”), in accordance with the “Securities Removal” process of the DSS (the “Securities Removal”). The initial Operator will deliver to the Accepting Shareholder a document (the “Removal Certificate”) setting out: the serial number of the Securities Removal, the date thereof and the number of the Tendered Shares so removed. The Accepting Shareholder will also receive from the initial Operator a DSS printout showing the Investor Account and Securities Account (as defined in the DSS Regulation) that the Accepting Shareholder maintains with the DSS.

(b)

Subsequently, the Accepting Shareholders must visit any branch of the National Bank in Greece during normal business days and hours, with the Removal Certificate and the DSS printout with the details of his Investor Share and Securities Account at the DSS. At such branch, the Accepting Shareholders will: (i) authorize the National Bank to undertake the operation of the Tendered Shares by signing a relevant “Operation Authorization”, (ii) fill-in and sign the form which is appropriate to receive the Tendered Shares and subsequently the “Security Receipt” process (as defined in the DSS Regulation) is effected in relation to the number of the Tendered Shares with respect to which they have observed the Securities Removal process by their initial Operator, and (iii) fill-in and sign the Declaration of Acceptance in order to effect the relevant data processing, and receive a copy of the Declaration of Acceptance mechanically certified. All the above documents, together with the Declaration of Acceptance, must be duly signed by the Accepting Shareholder.

9.

The submission of the Declaration of the Acceptance can be effected either in person or through a representative. If the submission is effected through a representative, the relevant power of attorney granted to the representative must include specific authorizations to the representative and full details of the Accepting Shareholder and the representative. The power of attorney must be certified by a police department or another competent public authority (e.g. Citizens’ Service Centers). In addition, the Accepting Shareholders may also authorize their Operator of their Securities Account to proceed with all requested actions with a view to their accepting of the Tender Offer on their behalf.  This is for information purposes only and does not constitute a recommendation by the Offeror.

10.

In the event that the Tendered Shares are registered with the Special Account (as defined in the DSS Regulation), the Accepting Shareholder (instead of the aforementioned instruction to the iInitial Operator) will submit to the HELEX a request to move the Tendered Shares and place them under the operation of the National Bank, after such shareholder has signed an operation authorisation to the National Bank, in order to activate the K.A.M.E. (as defined the DSS Regulation) and enable the making of the above move from the HELEX.

11.

The Declarations of Acceptance which are validly submitted cannot be revoked unless the Accepting Shareholder wishes to accept a “competitive tender offer” (as defined in the Law). In such case, the Accepting Shareholders that have submitted Declarations of Acceptance may revoke them in order to accept such “competitive tender offer” by submitting a relevant written declaration of revocation to the National Bank.

COMPLETION OF THE TENDER OFFER – PAYMENT OF THE OFFER PRICE

12.

The results of the Tender Offer will be announced within two business days from the end of the Acceptance Period through a publication on the web site of the Offeror, the Daily Official List and the web site of the ATHEX.

13.

The transfer of the Tender Offer Shares which have been validly tendered by the Accepting Shareholders will be made through an off-exchange transaction, pursuant to article 46 of Law 2396/1996 and article 46 of the DSS Regulation, and registered by the National Bank with the DSS on the third business day following the date of the submission of the necessary documentation to the HELEX. At the latest on the sixth business day following the expiry of the Acceptance Period, the National Bank will pay the Offer Price to each Accepting Shareholder through (i) a deposit to their bank account kept with the National Bank, or (ii) a payment in cash to the Accepting Shareholder at any branch of the National Bank in Greece against presentation of his/her indentity card or passport or the relevant corporate documents and a valid copy of the Declaration of Acceptance

DISTRIBUTION OF THE INFORMATION CIRCULAR – INFORMATION

14.

The Company’s shareholders may receive copies of the Information Circular, the Declaration of Acceptance and information as to the overall process for accepting the Tender Offer from any branch of the National Bank in Greece as of Tuesday, 4 December 2007, and throughout the Acceptance Period. Moreover, information about the process for accepting the Tender Offer will be provided throughout the Acceptance Period by the telephone at the following telephone numbers of the National Bank during normal business days and hours: +30 210 3349697 and +30 210 3349665. Moreover, holders of GDRs who wish assistance about the methods of accepting the Tender Offer should contact the depositary of their GDRs.

15.

Printed copies of the Information Circular may be received free of charge from any branch of the National Bank in Greece and from the offices of the Offeror. In addition, soft copies of this Information Circular may be obtained from the Offeror’s web site (www.ote.gr), the Advisor’s web site (www.ml.com/ote), and the ATHEX’s web site (www.ase.gr) and the SEC’s website (www.sec.gov.) after the Offeror furnishes it as part of Form 6-K.

IMPORTANT NOTICES

1.

The Tender Offer is addressed to the Company’s shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of such persons (the “Foreign Shareholders”) may be made in accordance with the laws of the relevant jurisdiction, with the exception of the jurisdictions within which, under its laws, rules and regulations, the submission, the making or the presentation of the Tender Offer or the mailing/distribution of this announcement, the Information Circular and any other document or material relevant thereto (together the “Tender Offer Documents”) is illegal or infringes any applicable legislation, rule or regulation (the “Excluded Jurisdictions”).

2.

More specifically, the Tender Offer is not being made, directly or indirectly, by mail or by any means in or into the Excluded Jurisdictions. Accordingly, copies of any Tender Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to in anyone or from no one in or into or from any Excluded Jurisdiction.

3.

No person receiving a copy of any Tender Offer Document in any jurisdiction outside the Hellenic Republic may treat them in same way as if they constituted a solicitation or offer to such person and under no circumstances such person may use the Declaration of Acceptance if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Tender Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Tender Offer Document is sent for information purposes only.

5.

It is the responsibility of each Accepting Shareholder wishing to accept the Tender Offer to inform himself of and ensure compliance with the laws of his jurisdiction in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

6.

If a person forwards any Tender Offer Document to or from any Excluded Jurisdiction or uses the mail or any other means of any Excluded Jurisdiction, such person must draw the recipient’s attention to section 4.6 of the Information Circular.